Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(in thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002
INCOME PER SHARE—BASIC
Weighted average common shares outstanding	20,606	21,424	20,946
Net income available to common shareholders	$33,421	$36,782	$40,848
Net income per share—basic	$1.62	$1.72	$1.95
NET INCOME PER SHARE—DILUTED
Weighted average common shares outstanding	20,606	21,424	20,946
Net effect of dilutive stock options based on the treasury stock method using the average market price	185	190	323
Total	20,791	21,614	21,269
Net income available to common shareholders	$33,421	$36,782	$40,848
Net income per share—diluted	$1.61	$1.70	$1.92